

Mail Stop 3561

July 8, 2016

M. Brett Biggs
Executive Vice President and
Chief Financial Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

> **Re: Wal-Mart Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2016**
> **Filed March 30, 2016**
> **File No. 1-6991**

Dear Mr. Biggs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Walmart International Segment, page 12

1. We note that net sales in your International segment decreased 9.4% in 2016 as compared to 2015 and 7.2% for the three months ended April 30, 2016 as compared to the same period in 2015. We further note that you attribute these decreases to the negative impact from currency exchange rates and negative comparable sales in certain markets, but you do not separately quantify the impact of these factors. In future filings please provide a separate quantitative and qualitative analysis of each factor contributing to such decreases

in net sales. Refer to Item 303(a)(3) of Regulation S-K and Release No. 33-6835. Please tell us what this disclosure will look like.

Consolidated Statements of Shareholders' Equity and Redeemable Noncontrolling Interest, page 29

2. Please tell us the nature and amount of each item included in other changes in equity for each year presented.

Note 9. Taxes, page 45

3. Please tell us what consideration you gave to disclosing the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, in accordance with ASC 220-10-45-12.

4. We note the deferred income tax benefit for each year differs from the deferred tax benefits disclosed in the consolidated statements of cash flows. Please show us how to reconcile deferred income tax benefits to the amounts reflected in the consolidated statements of cash flows. Also, we note that your reconciliation of the U.S. statutory tax rate to your effective income tax rate includes a line titled "Other, net." Please tell us the nature and amount of each item included in this reconciling item.

Note 11. Commitments, page 50

5. We note the present value of minimum lease payments for your capital lease and financing obligations includes a noncash gain on future termination of financing obligation of $1.1 billion. Please tell us your consideration of expanding the description of your leasing arrangements to explain how a noncash gain was determined and your accounting for the gain. Please provide us with references to the authoritative guidance supporting your accounting.

Note 13. Acquisitions, Disposals and Related Items, page 51

6. Please tell us what consideration you gave to providing a separate schedule showing the effects of changes in the parent's ownership interest in subsidiaries on the equity attributable to the parent. Please refer paragraph d. of ASC 810-10-50-1A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at (202) 551-3832, Lisa M. Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Steven P. Whaley
     Senior Vice President and Controller